

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2011

Via E-mail
Michael L. Babich
President and Chief Executive Officer
Insys Therapeutics, Inc.
10220 South 51st Street, Suite 2
Phoenix, AZ 85044-5231

> **Re: Insys Therapeutics, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 9, 2011**
> **File No. 333-173154**

Dear Mr. Babich:

We have reviewed your amended registration statement and response letter filed June 9, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates
Acquisitions, Goodwill and Other Intangible Assets, page 67

Stock-Based Compensation, page 69

1. With respect to comment three, please revise your document to include the information provided in your response relating to the estimated price range for the initial public offering. In addition, please address the following:

- For each significant event noted in your response, please revise your disclosure to indicate the date that each event took place. Quantitatively illustrate how each event impacted the valuation of the common stock;
- Tell us why it is appropriate to use the February 15, 2011 valuation to determine the fair value of the options granted on March 28, 2011. If it is not clear from the request above, please also tell us which of the significant events noted occurred prior to March 28, 2011.
- Clarify how each of the factors numbered (i) through (v) on page four of your response changed between March 28, 2011 and June 2011; and
- Please update your schedule of stock options granted to the date of your response to these comments, or confirm that there have not been any issuances since March 28, 2011.

Sales and Marketing, page 98

2. With regard to the material terms of your supply and distribution agreement with Mylan Pharmaceuticals, please revise your disclosure to include the following information:

- The defined geographic area in which Mylan has agreed to distribute the Dronabinol SG Capsule;
- The initial term of the agreement and the duration of the automatic renewal period;
- The percentage range of net product sales to be to be paid to Mylan as royalties; and
- The percentage range of net product sales to be paid to Milan as distribution and storage fees.

Please note that where we have requested a percentage range for the applicable material term, the disclosed range should be within ten percentage points (e.g. "between 10 and 15 %," "in the low twenties").

3. Your purchase and supply agreement with AptarGroup appears to indicate that Aptar is currently the exclusive supplier of the delivery system to administer Fentanyl SL Spray. In addition, your agreement appears to provide Aptar with a right of first refusal under which Aptar has the option of providing all of the requirements for delivery systems relating to alternative administration of new drugs aside from Fentanyl SL Spray. In contrast, the disclosure in the prospectus suggests that your supply agreement is not currently exclusive and that Aptar has been granted an option under which it may become the exclusive supplier of the device for administering Fentanyl Spray. Please explain and revise the disclosure in your prospectus to ensure that your disclosure is consistent with the material terms and arrangements of your agreement with Aptar.

In addition, with regard to the material terms of your agreement with Aptar, please revise your disclosure to include the following information:

- The duration of your agreement; and
- Applicable termination provisions.

Index to Consolidated Financial Statements
1. Introduction and Basis of Presentation, page F-7

4. Please refer to your response to our comment number five. It is still unclear how this qualified as an asset. Please further elaborate in detail on how a probably future economic benefit existed at September 2009. Further, please elaborate on management's assessment of the likelihood of commercialization at the date of acquisition. Tell us what stage of development each of the dronabinol product candidates were in at the acquisition date, and what information was available to management at that date that established the likelihood of commercialization.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins at (202) 551-3658 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or Daniel Greenspan at (202) 551-3623 with any other questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Matthew T. Browne, Esq.
        Charles S. Kim, Esq.
        Sean M. Clayton, Esq.
        Cooley LLP